February 24, 2020

Canadian Securities Exchange

100 King Street West, Suite 7210

Toronto, Ontario, M5X 1E1

Dear Sirs/Mesdames:

Re: C21 Investments Inc. (the "Company")

Confirmation of Acquisition

Pursuant to CSE Policy 6 Distributions and in connection with the acquisition of the real estate of two outdoor cannabis farms located at 4962 and 4964 Butte Falls Highway, Eagle Point, Oregon (the "Real Property") as described in the Amended CSE Form 9 dated February 24, 2020, the Company confirms that it closed on the acquisition and confirms transfer of title to the Real Property has occurred.

C21 INVESTMENTS INC.

 "Michael Kidd"

Per:

 Michael Kidd

 Chief Financial Officer

C21 Investments: Suite 170 - 601 West Cordova Street, Mailbox 107, Vancouver, BC V6B 1G1

www.cxxi.ca